UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

MI DEVELOPMENTS INC.

(Name of Issuer)

CLASS B VOTING SHARES

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Craig Loverock

Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

CUSIP No. 55304X 20 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) FRANK STRONACH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 363,414
8. Shared Voting Power 20,000
9. Sole Dispositive Power 363,414
10. Shared Dispositive 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 70.0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STRONACH TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 363,414
8. Shared Voting Power 0
9. Sole Dispositive Power 363,414
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 66.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) 445327 ONTARIO LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 363,414
8. Shared Voting Power 0
9. Sole Dispositive Power 363,414
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 66.4%
14.	Type of Reporting Person (See Instructions) CO

Introduction.

This Amendment No. 5 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach, the Stronach Trust and 445327 Ontario Limited (“445327”) on September 21, 2003, as previously amended (to among other things, add Bergenie Anstalt (“Bergenie”) as a reporting person), with respect to the Class B Shares (the “Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 5 is being filed to report (i) a Plan of Arrangement (the “Plan of Arrangement”) proposed to the Board of Directors of the Company on March 31, 2008 by 2167951 Ontario Inc., a wholly owned subsidiary of 445327, which is in turn controlled by the Stronach Trust, and (ii) the entry by holders of a majority of the Company’s Class A Subordinate Voting Shares (“Class A Shares” and, together with the Class B Shares, “MID Shares”) and Class B Shares, including 445327, into related agreements (the “Support Agreements”) pursuant to which each shareholder has agreed to vote the shares owned by it in favor of the Plan of Arrangement.

Item 1. Security and Issuer

This Statement relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2. Identity and Background

This Statement is being filed by Mr. Stronach, the Stronach Trust and 445327 (collectively, the “Reporting Persons”).

Mr. Stronach is a citizen of Austria. He is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of Magna International Inc. (“MI”). In addition, he is the Chairman of the Company, the Chairman of MI and the Chairman of Magna Entertainment Corp. (“MEC”). His business address is: in care of Magna International Europe, Magna-Strasse 1, A-2522 Oberwaltersdorf, Austria.

The Stronach Trust is a trust existing under the laws of Ontario, Canada. Its main business is to serve as an estate planning vehicle for the Stronach family. Mr. Stronach acts as one of four trustees of the Stronach Trust. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach. The address of the Stronach Trust’s principal offices is: 14875 Bayview Avenue, Aurora, Ontario, Canada L4G 3G8. The trustees of the Stronach Trust are listed in Schedule A attached hereto.

445327 is a company incorporated under the laws of Ontario, Canada. Its main business is to act as a holding company of all of the outstanding equity interests in 446 Holdings Inc., through which 445327 exercises rights under a series of agreements relating to the ownership and operation of MI . The address of 445327’s principal offices is: 14875 Bayview Avenue, Aurora, Ontario, Canada L4G 3G8. More than 99.9% of the outstanding voting securities of 445327 are held by the Stronach Trust. The executive officers and directors of 445327 are listed in Schedule A attached hereto.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No funds or other consideration was provided by any party contemporaneously with the execution of the Support Agreement. If the Plan of Arrangement is consummated, the transactions constituting the Plan of Arrangement are expected to be funded through a $1.1 billion credit facility to be arranged by UBS Securities LLC and Bank of Montreal. UBS Securities LLC and Bank of Montreal have provided a highly confident letter concerning the credit facility.

Item 4. Purpose for the Transaction

The purpose of the arrangements described in Item 6 below is to (a) effect a substantial cash distribution to the Company’s shareholders and (b) create a focused real estate investment vehicle, which will distribute 80% of its available cash flow, in which the interests of all shareholders of the Company will be fully aligned.

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein or such as would occur upon consummation of the Plan of Arrangement. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in the Company and their options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons, may make suggestions or adopt positions with respect to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on March 31, 2008, the Reporting Persons may be deemed to have beneficially owned Class B Shares as follows:

(i)	Mr. Stronach does not hold any Class B Shares directly. Mr. Stronach may be deemed to beneficially own 383,414 Class B Shares, consisting of 363,414 Class B Shares beneficially owned by 445327 and 20,000 Class B Shares beneficially owned by Fair Enterprise Limited (“Fair Enterprise”) (which is in turn wholly owned by Bergenie), representing 70.0% of the Class B Shares.

(ii)	The Stronach Trust does not hold any Class B Shares directly. The Stronach Trust may be deemed to beneficially own 363,414 Class B Shares held by 445327, representing 66.4% of the Class B Shares.

(iii)	445327 holds directly 363,414 Class B Shares, representing 66.4% of the Class B Shares.

Mr. Stronach, the Stronach Trust, 445327, Bergenie and Fair Enterprise (collectively the “Stronach Group” and each a “Stronach Group Member”) may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class B Shares beneficially owned by each Stronach Group Member. (Bergenie does not hold any Class B Shares directly but may be deemed to beneficially own the 20,000 Class B Shares beneficially owned by Fair Enterprise, representing 3.6% of the Class B Shares.) The filing of this amendment shall not be construed as an admission that such a group exists or that any Stronach Group Member beneficially owns any Class B Shares that are held or beneficially owned by any other Stronach Group Member. If the

Stronach Group is deemed to exist, the Stronach Group is the beneficial owner of 383,414 Class B Shares, representing 70.0% of the Class B Shares. Without limitation of the foregoing statements, each reporting person disclaims beneficial ownership of all Class B Shares that are not held by such reporting person for purposes other than U.S. securities law purposes.

The reporting persons disclaim beneficial ownership of the Class B Shares held by MI’s profit sharing plan for Canadian employees (55,797 shares as of March 31, 2008) and the 45,870 Class B Shares held by 865714 Ontario Inc., a subsidiary of MI that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of management of MI. The Class B Shares held by MI’s Canadian profit sharing plan and by 865714 Ontario Inc. have been excluded from the calculations above.

Each of the following shareholders, by entering into the Support Agreements, may be deemed to have formed a group with the Stronach Group with respect to the acquisition, holding, voting and disposition of Class B Shares owned by such shareholder. The filing of this amendment shall not be construed as an admission that any such group exists. Without limitation of the foregoing, each Stronach Group Member disclaims beneficial ownership of such Class B Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of such Class B Shares, the group formed by the Stronach Group and each such shareholder would be the beneficial owner of the number of Class B Shares reported herein plus the number set forth below.

Shareholder	Class B Shares Held by Shareholder	Beneficial Ownership %of Shareholder
865714 Ontario Inc.	45,870	8.4
Donald Walker	5,000	0.9
Magna Deferred Profit Sharing Plan (Canada)	55,797	10.2
MIC Trust	28,482	5.2

(b) Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise.

(c) There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A in the period beginning sixty days prior to March 31, 2008.

(d) Except as described in Item 6 below, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Shares of the Company reflected on the cover pages to this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following is a summary of the terms of the Support Agreements and the Plan of Arrangement, as outlined in the term sheet attached as Schedule B to the Support Agreement (the “Term Sheet”). A copy of the form of Support Agreement, including the schedules thereto, is filed as Exhibit B hereto.

The Plan of Arrangement would be subject to court and regulatory approvals under the laws of Ontario, Canada and, subject to court approval, the approval of two-thirds of the votes cast by the holders of Class A Shares represented at a shareholders meeting and two-thirds of the votes cast by the holders of Class B Shares at such meeting, each voting separately as a class. Completion of the Plan of Arrangement is also subject to finalizing definitive documentation and customary closing conditions. Pursuant to the Support Agreement, the parties agreed to vote their shares in favor of the Plan of Arrangement substantially on the terms and upon the conditions set forth in the Term Sheet.

The Support Agreements may be terminated as to any shareholder signatory thereto under certain circumstances before the effectiveness of the Plan of Arrangement, including (i) if the Plan of Arrangement varies from the Term Sheet in a manner adverse as to such shareholder or all shareholders in a material respect, (ii) if such shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in the Term Sheet or are not customary for a transaction such as the Plan of Arrangement in a manner that is materially adverse to such shareholder, (iii) if the Board of Directors of the Company has not called a meeting of shareholders to approve the Plan of Arrangement by May 30, 2008, (iv) if the Plan of Arrangement has not been completed by June 30, 2008, (v) if less than 30% of the outstanding Class A Shares remain subject to the Support Agreements or (vi) if the meeting of shareholders of the Company to approve the Plan of Arrangement has occurred. Certain Shareholders have the right under their Support Agreements to dispose of the MID securities subject thereto before the Plan of Arrangement has been voted on or completed.

The principal components of the Plan of Arrangement are as follows:

•	Holders of MID Shares would exchange each of their existing MID Shares for $15.50 in cash and shares of a new public company (“New MID”).

•	New MID would be owned approximately 80% by the former public shareholders of the Company, 10% by the Stronach Group and 10% by MI.

•	The Company’s controlling equity investment in MEC would be sold to an entity to be identified by the Stronach Group for $25 million in cash.

•

The Company would transfer to a new limited partnership (the “MEC Partnership”) all of the Company’s loans to MEC and its subsidiaries (comprised of a bridge loan and two project financing facilities), $150 million in cash (subject to adjustment if the amount of these loans is more or less than $247 million) and all of the Company’s development lands in Aurora, Ontario. The Stronach Group would control the MEC Partnership through a 51% ownership interest and as general partner would have exclusive control and authority over all activities of the MEC Partnership. Unless consented to by more than two-thirds of the New MID Board, the MEC Partnership would be wound up after five years. New MID public shareholders would hold special shares in New MID that would provide them with a 49% interest in the MEC Partnership. The Stronach Group would invest an additional $25 million as part of the proposed reorganization.

•

New MID would alter its capital structure by significantly increasing its credit facilities to $1.1 billion. MI would be asked to guarantee a $1 billion five-year term loan in exchange for a guarantee fee from New MID. MI would pay an amount equal to the guarantee fee for its 10% interest in New MID.

•	New MID would distribute at least 80% of its available annual cash flow to its shareholders.

•	New MID and MI would agree to negotiate a new leasing framework which is intended to be mutually beneficial without changing the current economics of the Company’s existing leases.

The Plan of Arrangement would result in the following changes to the Company’s corporate governance structure:

•

The Company’s multiple voting share structure would be eliminated, with all of the New MID’s common shares carrying one vote per share and being equal in all respects except for Board nomination rights.

•

The New MID’s Board of Directors would consist of nine members: five nominated by the Stronach Group and MI and four nominated by the public shareholders. Major decisions would require approval by more than two-thirds of the New MID Board.

•

The Stronach Group would control the MEC Partnership through a 51% ownership interest and as general partner would have exclusive control and authority over all activities of the MEC Partnership. Unless consented to by more than two-thirds of the New MID Board, the MEC Partnership would be wound up after five years.

•	New MID would be prohibited from entering into any future transactions with MEC or the MEC Partnership without the unanimous consent of New MID’s Board of Directors.

Item 7. Material to be Filed as Exhibits.

Schedule A	List of executive officers and directors of the Reporting Persons.

Exhibit A	Joint Filing Agreement.

Exhibit B	Form of Support Agreement.

Exhibit C	Press Release of the Company dated March 31, 2008.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2008

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

by	Frank Stronach -Trustee
/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by	Belinda Stronach

/s/ Belinda Stronach
Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1
Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria
Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1
Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8
Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 1, 2008

/s/ Frank Stronach
Frank Stronach

THE FRANK STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

Exhibit B

SUPPORT AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (the “Shareholders”) of MI Developments Inc. (the “Company”) listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement (the “Transaction”) substantially on the terms and subject to the conditions set out in the attached Schedule B. For this purpose, each of the Shareholders further agrees as follows with respect to itself:

1.	2167951 Ontario Inc. (“Investco”) will propose the Transaction to the board of directors (the “Board”) of the Company and request that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

2.	Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the “Shares”) owned or controlled by that Shareholder in favour of the Transaction.

3.	Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

4.	For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

5.	Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:

(a)	the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Shareholders in a material respect;

(b)	the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in the Term Sheet or are not customary for a transaction of this nature in a manner that is materially adverse to the Shareholder;

(c)	the Board has not called a meeting of shareholders of the Company to approve the Transaction by May 30, 2008;

(d)	the meeting of shareholders of the Company to approve the Transaction has occurred;

(e)	less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement; or

(f)	the Transaction has not been completed by July 30, 2008.

Investco agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in (d) above.

6.	Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement. Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

7.	Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders called to approved the Transaction as contemplated by this Agreement.

8.	This Agreement is an agreement between each Shareholder and Investco, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder. Only Investco may enforce this Agreement against a Shareholder. There are no third party beneficiaries of this Agreement. Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein.

This Agreement may not be amended as to any Shareholder without its consent in writing.

This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Shareholders listed in Schedule A.

DATED the          day of March, 2008.

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Print Name and Title)

(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

SCHEDULE A

SUPPORTING SHAREHOLDERS

Cliffwood Partners LLC

Donald Smith & Co., Inc.

Farallon Capital Management, L.L.C.

Mackenzie Financial Corporation

Mackenzie Cundill

RS Investment Management Co. LLC

445327 Ontario Limited

Fair Enterprise Limited

Deferred Profit Sharing Plan for Canadian Employees of Magna International Inc.

Deferred Profit Sharing Plan for US Employees of Magna International Inc.

865714 Ontario Inc.

MIC Trust

Donald Walker

SCHEDULE B

TERM SHEET

Summary:	MI Developments Inc. (the “Company”) will effect a value-enhancing corporate reorganization pursuant to a court approved plan of arrangement which will result in the following:

(a)    the Company’s existing real estate business gets transferred to a new company (“Rentalco”) which following completion of the transactions described below will be owned 80% by the existing Class A and Class B shareholders of the Company, 10% by a company controlled by the Stronach Trust and 10% by Magna International Inc. (“Magna”);

(b)    the Company will eliminate its direct investment in Magna Entertainment Corp. (“MEC”) by selling all of its shares of MEC to an entity to be identified by the Stronach Trust for $25 million in cash, and by transferring its loans receivable from MEC, as well as its development lands in Aurora, Ontario and approximately $150 million in cash, to a new Ontario limited partnership (the “LP”) owned 51% by a company controlled by the Stronach Trust and 49% by Rentalco;

(c) Rentalco will arrange credit facilities of $1.1 billion of which $1 billion will be guaranteed by Magna; and

(d)    the existing shareholders of the Company will receive, for each share, $15.50 in cash plus one Common Share, Series 1 of Rentalco and one Special Share of Rentalco that will entitle the holder to receive any distributions from and proceeds of Rentalco’s 49% interest in the LP.

Rentalco will agree not to invest, directly or indirectly, any additional funds into, or enter into any transaction with, MEC or the LP without the unanimous approval of the board of directors.

Rentalco and Magna will agree to negotiate a new leasing framework with the Magna group of companies which is intended to be mutually beneficial without changing the current economics of the existing leases.

The objective of the reorganization is to (a) effect a substantial cash distribution to the shareholders of the Company; and (b) create a focussed real estate investment vehicle, which will distribute 80% of its available cash flow (to be defined in the definitive documents), in which the interests of all shareholders (Magna, the Stronach Trust and the public) will be fully aligned.

Investco:	2167951 Ontario Inc., a new Ontario corporation formed for the purpose of participating in the transactions referred to below (the “Transactions”), controlled indirectly by the Stronach Trust.

Rentalco:	Rentalco will be a new Ontario corporation formed for the purpose of participating in the Transactions.

Plan of Arrangement:	The Transactions will be carried out by way of (or immediately prior to) a plan of arrangement (the “Arrangement”) of the Company under the Business Corporations Act (Ontario) and in accordance with all applicable legal and regulatory requirements, including the requirements of Multilateral Instrument 61-101.

Sale of MEC Shares:	The Company will sell to an entity to be identified by the Stronach Trust all the shares in MEC owned by the Company for an aggregate purchase price of $25 million.

Formation of Limited Partnership:	The Company and a newly incorporated wholly-owned subsidiary of the Company (the “General Partner”) will form the LP under the laws of Ontario. The General Partner will be the sole general partner with a 0.01% interest and the Company will acquire a 99.99% limited partnership interest in the LP in exchange for contributing the following assets: (i) $150 million in cash (subject to adjustment as provided below); (ii) the Company’s loans receivable from MEC; and (iii) its lands in Aurora, Ontario as set forth in Exhibit “A”.

In the event that the total loans receivable from MEC is more or less than $247 million, the amount of cash contributed will be reduced or increased (respectively) by the same amount.

Rights of Partners in LP:	The limited partner will not be involved in the management, direction or control of the LP.

The General Partner will have exclusive control and authority over all activities of the LP. In particular, regardless of any actual or potential conflict of interest by reason of any interest in MEC on the part of the General Partner or its shareholders, directors, officers or affiliates, the General Partner will have the exclusive right on behalf of the LP to:

• make further investments in MEC;

• sell assets for any purpose including to fund any such investments in MEC;

• convert any debt of MEC into equity of MEC or accept interest payments from MEC in equity or in-kind;

• buy assets from, and sell assets to, MEC;

• enter into any strategic alliance, joint venture or other arrangement concerning MEC;

• vote shares of MEC; and

• distribute cash or other assets to the partners of the LP in accordance with their respective ownership interests;

provided that the General Partner shall not enter into or authorize any related party transaction unless the transaction terms are reasonable and fair to the LP (it being acknowledged that the GP has the sole discretion to determine such reasonableness or fairness, but that, by way of example, the General Partner could not sell assets of the LP to the General Partner or one of its affiliates for grossly inadequate consideration).

Dissolution of LP:	The LP will be wound-up on the date that is five years from the Effective Time unless the board of directors of Rentalco decides by extraordinary resolution to extend the life of the LP.

Bank Facilities:	UBS Securities LLC and Bank of Montreal have provided a highly confident letter (the “Highly Confident Letter”), a copy of which is attached as Exhibit “B”, concerning their ability to arrange a non-revolving 5-year term loan facility (the “Term Loan”) to Rentalco in the amount of $1 billion and a revolving working capital facility (the “Revolver”) in the amount of $100 million (the Term Loan and the Revolver are referred to collectively as the “Bank Facilities”).

Guarantee Process:	The Company, on behalf of Rentalco, will seek a 5-year guarantee in respect of the principal and interest payable on the Term Loan from Magna. In consideration for the guarantee, Rentalco will pay Magna a guarantee fee and agree to a new Leasing Framework with the Magna group of companies (to be set forth on mutually agreeable terms in the definitive documentation). Magna will subscribe for Common Shares, Series 2 of Rentalco representing a 10% equity interest (on a fully-diluted basis after giving effect to the Transactions) in Rentalco for an aggregate amount equal to the guarantee fee. Rentalco and Magna will enter into a reimbursement agreement in respect of the guarantee that will provide security in favour of Magna over the assets of Rentalco. The Company and Magna may consider extending the term of the guarantee after 5 years on terms to be mutually agreed through good faith negotiations.

Acquisition of Assets by Rentalco:	The Company will, directly or indirectly, transfer to Rentalco all of its assets other than:

(i) a 51% interest in the LP, and

(ii)    an amount of cash equal to the sum of all balance sheet liabilities of the Company (including any amounts required to be paid to redeem the existing debentures of the Company) plus any taxes and all fees and expenses relating to the Transactions minus $25 million, in consideration for $1,050 million in cash, Common Shares, Series 1 representing an 80% equity interest in Rentalco, 100% of the Special Shares of Rentalco and Common Shares, Series 2 representing a 10% equity interest (on a fully-diluted basis after giving effect to the Transactions) in Rentalco.

Rentalco will assume all liabilities and obligations (contingent or otherwise) of the Company existing as of the Effective Time, other than the balance sheet liabilities for which the Company retained an amount of cash as provided in clause (ii) above, and will indemnify the Company fully in respect of any claims, losses, costs, liabilities or expenses in respect of such assumed liabilities and obligations (including any claims, losses, costs, liabilities or expenses that arise at a later time in respect of events that occurred prior to the Effective Time).

Existing Debentures:	The Company will use a portion of its available cash to redeem the Company’s existing debentures (including payment of any make-whole obligations), unless the holders of the Company’s existing debentures provide a waiver from the requirement to redeem such debentures, in which case (i) the existing debentures will be assumed by Rentalco, (ii) the amount of cash retained by the Company and the amount borrowed by Rentalco under the Term Loan as provided above will be reduced accordingly, and (iii) Magna will be asked to guarantee the existing debentures.

Purchase of Outstanding Shares of the Company:	Investco will purchase all of the Class A Subordinate Voting Shares and Class B Shares of the Company (the “Company Shares”) in exchange for (for each Company Share purchased) a Note that will be repaid on the closing date by delivering the following:

(i) one Common Share, Series 1 of Rentalco and one Special Share of Rentalco; and

(ii) $15.50 in cash.

Immediately following the purchase of all the Company Shares, Investco and the Company will amalgamate (the “Amalgamation”), immediately following which the Notes will be repaid. After giving effect to these Transactions, each of the amalgamated corporation (“Amalco”) resulting from the Amalgamation and Magna will own 10% of the total number of Common Shares of Rentalco outstanding on a fully-diluted basis and the balance of the Common Shares will be owned by the former shareholders of the Company.

Listing:	Rentalco will apply to list the Common Shares, Series 1 of Rentalco on the TSX.

Options and DSUs:	The outstanding stock options and deferred stock units of the Company will be cancelled and Rentalco will issue replacement stock options and deferred stock units having the same terms and conditions as the outstanding stock options and deferred share units of the Company, except that they will be adjusted in accordance with applicable anti-dilution provisions to take into account the non-share consideration payable to the shareholders of the Company as referred to above.

Conditions:

Provision of a guarantee of the Bank Facilities on the terms contemplated above.

Closing of the Bank Facilities on terms reasonably satisfactory to the Company and Investco and consistent with prior discussions with UBS Securities LLC and Bank of Montreal.

Receipt of interim and final court orders in respect of the Arrangement.

Approval of the Arrangement by at least two-thirds of the votes cast by the holders of the outstanding Class A Subordinate Voting Shares and Class B Shares voting separately.

Dissent rights not being exercised by holders of more than 10% of the outstanding Class A Subordinate Voting Shares.

TSX approval of the listing of the Common Shares, Series 1.

Other customary conditions, including no material adverse change concerning the Company.

Share Capital and Governance Matters:

Authorized Capital:

The share capital structure of Rentalco will consist of Common Shares, Series 1 and Special Shares (to be held by the former shareholders of the Company) and Common Shares, Series 2 (to be held by Magna and Amalco).

The Special Shares will be non-voting and non-participating except that they will entitle the holders to any distributions and proceeds actually received from time to time by the Company (after tax) in respect of its 49% interest in the LP. The Special Shares will be linked with the Common Shares, Series 1 and will be evidenced only by the certificates representing the Common Shares, Series 1 and will not be transferable separately from the Common Shares, Series 1.

The Common Shares, Series 2 will be convertible at any time at the option of the holder into an equal number of Common Shares, Series 1 in connection with a bona fide sale and will convert automatically if (i) the Common Shares, Series 2 represent less than 10% of the total number of Common Shares outstanding, and (ii) Magna has sold all or part of its shares.

There will be a standard coattail to ensure that the two series participate equally in the case of a takeover bid.

One Share, One Vote:	The two series of Common Shares will be equal in all respects and, except for the board representation rights referred to below or as otherwise required by law, will vote together and have one vote per share at all meetings of shareholders.

Board Composition:	The board of directors of Rentalco will consist of 9 directors, (a) 5 of whom (including the Chairman) will be elected by holders of Common Shares, Series 2, and (b) 4 of whom will be elected by holders of Common Shares, Series 1. At least 2 of the directors to be elected by holders of Common Shares, Series 2 and at least 3 of the directors to be elected by holders of Common Shares, Series 1 will be “independent” within the meaning of National Instrument 58-101.

Distribution Policy:	Unless changed by an extraordinary resolution of the board of directors as provided below, Rentalco will distribute at least 80% of its available cash flow, after satisfying or setting aside appropriate reserves for payment of expenses, capital expenditures, debt service obligations (interest and principal) and subject to any restrictions on distributions imposed by the terms of the Bank Facilities.

Leasing Framework:	Unless changed by an extraordinary resolution of the board of directors as provided below, all dealings between Rentalco and the Magna group of companies will be in accordance with a pre-defined framework that will direct, among other things, Rentalco’s approach to: (i) additional tenant renewal options, (ii) lease renewals beyond contractual renewal provisions, (iii) expansions, (iv) a dispute resolution mechanism for leasing disputes, (v) rights of first refusal for certain key facilities, (vi) lease substitutions and terminations, and (vii) change of control situations involving Rentalco. The new framework is not intended to affect the current economics of the existing leases.

Extraordinary Resolutions:	Any of the following decisions not involving the LP will require approval by more than two thirds (i.e., 7) of the number of directors of Rentalco:

(i) the issuance of any shares or other equity securities (other than in connection with employee plans);

(ii) the repurchase of any shares or securities;

(iii) the incurrence of any debt;

(iv) any acquisition, merger, joint venture or investment;

(v) any sale or disposition;

(vi) any related party transaction other than a transaction that is with the Magna group of companies and is consistent with the framework referred to above;

(vii) any change in distribution policy;

(viii) any change in senior management;

(ix) a change in auditors; or

(x) extending the life of the LP beyond a term of 5 years from the Effective Time.

Prohibition on Transactions with MEC or LP:	Except with the unanimous approval of the board of directors, Rentalco will be prohibited from, directly or indirectly, investing any additional funds in, or entering into any transaction with, MEC or the LP.

Currency:	All references in this term sheet to “$” are references to United States dollars.

Alternative Transaction Structure:	The parties will cooperate if it is commercially reasonable to proceed with a form of transaction different from the legal structure and steps contemplated above provided that the economic substance and the rights and obligations of each party are substantially similar to that contemplated above.

Exhibit “A”

Aurora Lands

All lands currently owned by MID in Aurora, Ontario other than those lands currently leased to Magna or Magna’s subsidiaries.

Exhibit “B”

Highly Confident Letter

UBS SECURITIES LLC	BANK OF MONTREAL
299 Park Avenue	100 King Street West
New York, New York 10171	Toronto, Ontario M5X 1H3

March 30, 2008

2167951 Ontario Inc.

5300 Commerce Court West

199 Bay Street,

Toronto, Ontario M5P 1R4

Highly Confident Letter

Gentlemen:

You have advised UBS Securities LLC (“UBSS”) and Bank of Montreal (“BMO” and with UBSS, “we”) that various shareholders of MI Developments Inc. (the “Company”) are proposing a plan of arrangement (the “Transaction”) under the laws of Ontario. As part of the Transaction, the Company will sell all of its shares of Magna Entertainment Corp. and transfer substantially all of its remaining assets to a new Ontario company (“Rentalco”), and you will acquire all of the issued shares of the Company and then amalgamate with the Company. In addition, the existing shareholders of the Company will receive cash of approximately $725 million and 80% of the shares of Rentalco. All references to “dollars” or “$” in this letter are references to United States dollars. All references to you herein shall be deemed to include you and your subsidiaries, including the Company (or its successor) on a post-Transaction basis.

We understand that in order to (i) finance the cash required to consummate the Transaction, and (ii) pay fees, commissions and expenses in connection therewith, you will require the following sources of funds: (A) funded indebtedness consisting of a term loan in the amount of $1 billion (the “Term Loan”) and a revolving working capital facility in the amount of $100 million (the “Revolver” and with the Term Loan, the “Credit Facility”), which Term Loan will be guaranteed by Magna International Inc., and (B) cash equity provided by you. No other financing will be required for the uses described above.

Based upon an initial review of certain information provided by you relating to the Transaction and the Company, we are pleased to inform you that, as of the date hereof and subject to the factors listed below, we are highly confident of our ability to arrange the Credit Facility and obtain adequate commitments to fund the full commitments for the Transaction in accordance with the terms and pricing that we have discussed with you, notwithstanding current market conditions.

We have assumed that the structure, covenants, terms and conditions of the Credit Facility will be in accordance with the terms that we have discussed with you and will otherwise be as determined by UBSS, BMO and our respective affiliates in consultation with you based on (i) market conditions at the time of the syndication, offering or placement of the Credit Facility, (ii) the structure and documentation of the Transaction and related transactions and (iii) the financial prospects of the Company at the time of the signing of any definitive documentation relating to the Credit Facility. We have further assumed that the business and operations of Magna Entertainment Corp will be “ringfenced” from those of the Company on terms and conditions satisfactory to UBSS and BMO. In addition, our view is based upon the assumption that UBSS’s and BMO’s business, financial, legal, tax, environmental and accounting due diligence relating to you, the Company and the Transaction will be completed and the results thereof up to the signing of any definitive documentation will be satisfactory to UBSS and BMO.

This letter is not a commitment to lend, or to underwrite, purchase or place the Credit Facility, and we express no view as to our willingness to hold any portion of the Credit Facility. Our views herein are expressed on the basis of the facts and circumstances that exist on the date hereof and do not take into account any changes that may occur after the date hereof. We are under no obligation to update, revise, or reaffirm statements made in this letter. This letter is intended to be for your benefit and for the benefit of the other shareholders of the Company who are proposing the Transaction and is not intended to confer any benefits upon any other persons.

[Signature Page Follows]

We look forward to working with you in connection with the financing for the Transaction.

Very truly yours,

UBS SECURITIES LLC

By:	(Signed) Doug Lyons
Name:	Doug Lyons
Title:	Executive Director

By:	(Signed) Eric Lee
Name:	Eric Lee
Title:	Associate Director

BANK OF MONTREAL

By:	(Signed) Genga Arulampalam
Name:	Genga Arulampalam
Title:	Managing Director

Exhibit C

MI Developments Inc.
455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MI DEVELOPMENTS RECEIVES REORGANIZATION PROPOSAL

SUPPORTED BY MAJORITY OF CLASS A AND CLASS B SHAREHOLDERS

March 31, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that its Board of Directors has received a reorganization proposal on behalf of various shareholders of MID owning more than 50% of the outstanding Class A Subordinate Voting Shares and approximately 95% of the outstanding Class B Shares, including entities affiliated with Frank Stronach (the Stronach Group), MID’s controlling shareholder.

The stated objective of the reorganization is to (a) effect a substantial cash distribution to MID shareholders and (b) create a focussed real estate investment vehicle, which will distribute 80% of its available cash flow, in which the interests of all shareholders will be fully aligned.

The principal components of the reorganization proposal include:

•	Holders of MID Class A Subordinate Voting Shares and MID Class B Shares would exchange their existing MID shares for US$15.50 in cash and shares of a new public company (New MID).

•	New MID would be owned approximately 80% by the former public shareholders, 10% by the Stronach Group and 10% by Magna International Inc.

•	MID’s multiple voting share structure would be eliminated, with all of New MID’s common shares carrying one vote per share and being equal in all respects except for Board nomination rights.

•

The New MID Board of Directors would consist of nine members – five nominated by the Stronach Group and Magna International and four nominated by the public shareholders. Major decisions would require approval by more than two-thirds of the New MID Board.

•	MID’s controlling equity investment in Magna Entertainment Corp. (MEC) would be sold to an entity to be identified by the Stronach Group for US$25 million in cash.

•

MID would transfer to a new limited partnership all of MID’s loans to MEC and its subsidiaries (comprised of a bridge loan and two project financing facilities), US$150 million in cash (subject to adjustment if the amount of these loans is more or less than US$247 million) and all of MID’s development lands in Aurora, Ontario. The Stronach Group would control the limited partnership through a 51% ownership interest and as general partner would have exclusive control and authority over all activities of the limited partnership. Unless consented to by more than two-thirds of the New MID Board, the limited partnership would be wound up after five years. New MID public shareholders would hold special shares that would provide them with a 49% interest in the limited partnership. The Stronach Group would pay US$25 million for its 10% interest in New MID and its limited partnership interest.

•	New MID would be prohibited from entering into any future transactions with MEC or the limited partnership without the unanimous consent of New MID’s Board of Directors.

•

New MID would alter its capital structure by significantly increasing its credit facilities to US$1.1 billion. Magna International would be asked to guarantee a US$1 billion five-year term loan in exchange for a guarantee fee from New MID. Magna International would pay an amount equal to the guarantee fee for its 10% interest in New MID. UBS Securities LLC and Bank of Montreal have provided a highly confident letter concerning the term loan.

•	New MID would distribute at least 80% of its available annual cash flow to its shareholders.

•	New MID and Magna International would agree to negotiate a new leasing framework which is intended to be mutually beneficial without changing the current economics of MID’s existing leases.

For more details on the reorganization proposal, please consult the proposal term sheet, which can be found on MID’s website at www.midevelopments.com.

Institutional holders of MID Class A Subordinate Voting Shares holding an aggregate of over 50% of the outstanding MID Class A Subordinate Voting Shares have entered into agreements with the Stronach Group whereby such public shareholders have agreed to support the implementation of the proposed reorganization. In addition, holders of MID Class B Shares (including the Stronach Group) representing an aggregate of approximately 95% of the class have agreed to support the implementation of the proposal.

John Simonetti, MID’s Chief Executive Officer, stated, “Over the last three years, disagreements with certain of MID’s shareholders have impacted our relationship with Magna International and, as a result, impaired our ability to grow our core real estate business. While we have considered a number of possible solutions, they were ultimately not pursued due primarily to a lack of consensus among the various stakeholders. The reorganization proposal, which has the support of both the Stronach Group and a majority of our public shareholders, appears to offer a new opportunity to re-establish a strong working relationship with Magna International.”

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law and would be subject to applicable shareholder and regulatory approvals, including the requirements of Multilateral Instrument 61-101. The support agreements contemplate MID calling by May 30, 2008 a special meeting of shareholders to consider the proposal and closing the transaction no later than July 30, 2008. In addition, the proposed reorganization is conditional on, among other things, Magna International’s participation in the proposed transaction and the provision of the guarantee of the New MID term loan by Magna International, the closing of the New MID loan facilities, the finalization of definitive documentation and dissent rights not being exercised by holders of more than 10% of the MID Class A Subordinate Voting Shares.

The Board of Directors of MID will review the reorganization proposal and has established a Special Committee of independent directors of MID comprised of Mr. Neil Davis, as Chairman, and Messrs. John Barnett, Phil Fricke and Manfred Jakszus. The Special Committee will consider the reorganization proposal and make recommendations to the MID Board.

Magna International has not made any commitment to participate in the reorganization proposal. MID has today advised Magna International of the receipt of the proposal and has requested that the Magna International Board of Directors review the proposal and advise MID following its review as to its willingness to participate in the proposal. There can be no assurance that Magna International will agree to participate in the transaction or the terms on which it might agree to participate.

MID cautions shareholders and others considering trading in securities of MID that it has only recently received the reorganization proposal, and at this time no decisions or recommendations with respect to the proposal have been made by the MID Board. The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the proposal, or any other transaction, will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact John Simonetti, MID’s Chief Executive Officer, at (905) 726-7619.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to the risks that: the parties will not proceed with the proposed reorganization; if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that are currently contemplated by the proposed reorganization; if the parties decide to proceed with a transaction, such transaction may not be successfully completed for any reason (including the failure to obtain any required approvals); and are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Securities of New MID have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.